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                    June 13, 2024

       Andrea Simon
       Chief Financial Officer
       MasterBrand, Inc.
       3300 Enterprise Parkway, Suite 300
       Beachwood, Ohio 44122

                                                        Re: MasterBrand, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            File No. 001-41545

       Dear Andrea Simon:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing